Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is the transcript of a conference call held by The Walt Disney Company on February 6, 2018, regarding its Q1 FY18 financial results:

Q1 FY18 Earnings Conference Call

FEBRUARY 6, 2018

Disney Speakers:

Bob Iger
Chairman and Chief Executive Officer

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer

Moderated by,

Lowell Singer
Senior Vice President, Investor Relations

PRESENTATION

Operator
Thank you so much for joining The Walt Disney Conference Call, we apologize for the delay. Speakers, you may begin.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Good afternoon and welcome to The Walt Disney Company’s first quarter 2018 earnings call.

Our press release was issued about 25 minutes ago and is available on our website at www.disney.com/investors. Today’s call is also being webcast, and a replay and transcript will be available on our website.

Joining me for today’s call are Bob Iger, Disney's Chairman and Chief Executive Officer, and Christine McCarthy, Senior Executive Vice President and Chief Financial Officer. Bob will lead off followed by Christine and we will then be happy to take some questions.

So with that, let me turn the call over to Bob and we’ll get started.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Thanks, Lowell…and good afternoon, everyone.

Before we discuss the quarter and other developments across the company, a quick update about our recently announced acquisition.

The regulatory process has begun in numerous jurisdictions across the world, and I’ve spent the last several weeks meeting with a number of business leaders at Fox -- gaining insight that will be invaluable when it comes to integrating our organizations once we have regulatory approval. After these discussions, I’m even more enthusiastic about the businesses we’re acquiring and the management teams that are leading them.

As we said when we announced this deal, there are three primary strategic priorities fulfilled by this acquisition.

It will deliver more content, and the production capabilities and talent to produce even more.

It will enhance our direct-to-consumer initiatives, with platforms, technologies, brands, and existing customer relationships to build on.

And, it will greatly diversify our businesses geographically.

All three of these elements sync up perfectly with our own core strategies, and all three are designed to create growth in a very dynamic global marketplace.

As that process moves forward, there are numerous new initiatives and projects underway, and I’d like to update you on a few of them.

As you recall, some months ago we announced our intention to develop and launch an ESPN direct-to-consumer business. This new business will launch sometime this spring, when we unveil a completely reconceived and redesigned ESPN App, which will deliver important new services and experiences to users.

The changes will be dramatic - with more compelling visuals, as well as an easy, intuitive interface, and exceptional video and sound quality. Users will also enjoy an increasingly personalized experience as the app blends explicit choices with implicit behavior to curate a unique mix of specific, relevant content tailored to the tastes of each individual user.

This one app approach will deliver three main features. It will provide countless scores and highlights, as well as podcasts and other sports information, with a more user-friendly, mobile interface. It will enable access to live streams of all of ESPN’s networks, provided consumers are subscribers to multi-channel packages. And, it will feature our new ESPN+ subscription service. Powered by BAMTech’s proprietary technology, the service will offer a greatly expanded array of programs and live events for sports fans who want even more content, as well as for fans interested in sports and events not currently featured on the main channels.

This subscription service will feature thousands of additional live events giving fans access to more leagues, more teams, and more games than ever before, including Major League Baseball, Major League Soccer and the NHL, along with a rich array of college sports as well as Grand Slam Tennis, Boxing, Golf, Rugby, and Cricket that aren’t available on the ESPN linear networks.

Additionally, ESPN+ will feature the full library of ESPN Films, including the highly acclaimed 30 for 30 documentary series, and we’re also creating a robust slate of high-quality original content exclusively for this platform.

As I noted earlier, we’ll introduce this new app, with its direct-to-consumer component, this spring, and we’re pricing ESPN+ at $4.99 per month. It will be available on a variety of platforms at the time of launch, including iOS, Android, tvOS, Chromecast -- with more to follow.

We’re very excited to bring this product to market, an opportunity created by our BAMTech acquisition. We plan to invest further in the direct-to-consumer feature, adding more live games and produced sports programming, along with even greater personalization in the years ahead.

Our upcoming Disney DTC service will also combine the full range of BAMTech’s capabilities with some of the world’s most popular IP to deliver a compelling consumer experience when it launches in late 2019.

Turning to our Studio, we’re just days away from the highly anticipated release of Black Panther, which opens on February 16th, and the buzz is palpable. At the moment, ticket presales are outpacing every other superhero movie ever made, driven in part by the phenomenal reaction to the premiere last week. Marvel continues to defy expectations and redefine the superhero genre with each new release, constantly raising the bar with stories and characters that are fresh, compelling, and spectacular. Black Panther is a great example, and we’re thrilled with the attention and accolades it’s receiving. It’s exciting to see such tremendous enthusiasm for this film and its brilliant, diverse cast.

We’ve got a strong pipeline of major releases to follow, including the March 9th debut of Disney’s A Wrinkle in Time, directed by Ava Duvernay and starring Oprah Winfrey, Reese Witherspoon, and Mindy Kaling.

Our next Marvel movie of Fiscal 2018, Avengers: Infinity War, will showcase the largest collection of Marvel characters ever seen on screen when it opens May 4th.

And we’ll release our second stand-alone Star Wars movie on May 25th. The world got its first glimpse at Solo: A Star Wars Story this week, thanks to our Super Bowl ad. And, we followed that with the release of the movie’s first trailer yesterday, and the reaction has been fantastic. Han Solo is one of the most iconic and beloved characters in the Star Wars universe and there is clearly a lot of interest in his origin story.

And, the future of the Star Wars franchise just got even more exciting. In addition to next year’s Episode IX and the trilogy Rian Johnson is developing for us, we just announced that David Benioff and D.B. Weiss, creators of the epic Game of Thrones series, will write and produce a new series of original Star Wars films.

Turning to Pixar, we released The Incredibles in 2004 and it remains one of the most popular Pixar films ever made. Its legions of fans around the world will be rewarded for their devotion -- and their patience -- when we release the long-awaited sequel, Incredibles 2, on June 15th.

Our release slate for the rest of 2018, 2019, and beyond is equally strong but we’ll talk more about those films on future calls.

I also want to highlight our Parks and Resorts business, which continues to successfully leverage our incredible collection of IP to create and deliver an exceptional entertainment experience for millions of guests as evidenced by their performance in Q1. All of which deepens our confidence in the significant investments we’re making to grow the business around the world, including commissioning three new cruise ships to expand our award-winning fleet, adding Toy Story Lands in Shanghai and Orlando, building Star Wars: Galaxy’s Edge in Disneyland and Disney World, and preparing to incorporate more of our popular IP into Disneyland Paris.

The investments we’ve made in IP, in addition to the numerous investments we’ve made across the world in our Parks and Resorts businesses, have driven dramatic growth over the last decade, and we’re confident this trend will continue well into the future.

I’m going to turn the call over to Christine to talk about the details of our results in the quarter, and then we’ll take your questions. Christine?

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
Thanks Bob, and good afternoon everyone. Excluding certain items affecting comparability, most notably a one-time $1.6 billion benefit associated with tax reform, earnings per share for the first fiscal quarter were up 22% to $1.89. This $1.89 includes a $0.22 cent benefit from a lower federal tax rate in Fiscal 2018. Given our September fiscal year end, our Fiscal 2018 federal tax rate is 24.5%.

Turning to segment results, Parks and Resorts delivered another strong quarter of financial performance. Operating income increased 21% due to growth at our domestic operations and Disneyland Paris. I’ll note the year-over-year growth reflects the unfavorable impact of Hurricane Mathew and a dry dock at Disney Cruise Line during Q1 last year.

At our domestic operations, operating income was up 18% over prior year driven by higher results at domestic parks and resorts and growth at Disney Cruise Line and Disney Vacation Club.

Attendance at our domestic parks was up 6% in the quarter, as Pandora - The World of Avatar contributed to record attendance at Disney’s Animal Kingdom and Walt Disney World overall, and Guardians of the Galaxy: Mission BREAKOUT! contributed to higher attendance at Disneyland Resort.
Per capita spending was up 7% on higher admissions, food and beverage and merchandise spending. Per room spending at our domestic hotels was up 6% and occupancy was comparable to last year at 91%.

So far this quarter, domestic resort reservations are pacing up 3% compared to prior year despite reduced room inventory due to conversions and ongoing room refurbishments. Booked rates are pacing up 13%, which reflects our strategy of improving the guest experience through better load balancing of attendance throughout the year, as well as the benefit of one week of the Easter holiday falling in Q2 this year, whereas the two-week holiday period fell entirely in Q3 last year.

We estimate the timing of the Easter holiday period will shift approximately $35 million in operating income from Q3 to Q2. This benefit will be partially offset by the impact of a 14-day dry dock of the Disney Magic, which will adversely affect Disney Cruise Line’s operating income by about $20 million.

I’ll also note Disneyland Paris continued to benefit from the resort’s 25th Anniversary celebration, which drove higher attendance, guest spending, and hotel occupancy. The resort set a new Q1 record in revenue and has now been profitable for the last three quarters, so we are very pleased with the progress we’re making there.

Total segment operating income margin was 26.1%, up 170 basis points compared to Q1 last year, and represents the highest quarterly margin for the segment since 2004 when we began consolidating our international parks.

At Media Networks, operating income declined during the first quarter primarily due to lower results at Broadcasting and lower equity income.

At Broadcasting, we continued to see nice double-digit growth in affiliate revenue, however that was more than offset by lower advertising revenue, higher programming costs, and lower operating income from program sales. The year-over-year decline in advertising revenue reflects lower political advertising at our owned stations, and lower ad revenue at the ABC Network, where higher rates were offset by a decline in impressions. Quarter-to-date, primetime scatter pricing at the ABC Network is running 30% above upfront levels.

Equity income was lower in the quarter due to higher losses at Hulu and lower income at A&E Television Networks, partially offset by the absence of equity losses from our investment in BAMTech. I’ll note that due to our increased stake in BAMTech, BAMTech’s results are now consolidated within Cable Networks.

At Cable, growth at Disney Channels and Freeform was offset by losses at BAMTech and lower results at ESPN. At ESPN, growth in affiliate revenue and lower programming expenses were offset by lower advertising revenue. Lower programming expense was primarily driven by the timing of the two College Football Playoff semi-final bowl games, which shifted out of Q1 this year into Q2, partially offset by contractual rate increases for college sports and NFL programming.

Ad revenue at ESPN was down 11% in the quarter, reflecting a decrease in impressions and lower rates, which were adversely impacted by the timing of the College Football Playoff semifinal bowl games. Like last year, ESPN aired three of the New Year’s Six bowl games during the first quarter. However, this year the two semifinal games aired during the second quarter. We estimate Q1 ad revenue was down 7% excluding the impact of the two semifinal bowl games shifting into Q2 this year. So far this quarter, ESPN’s cash ad sales pacing is comparable to last year and reflects the timing benefit of the two semifinal bowl games.

Total Media Networks affiliate revenue was up 4% in the quarter due to growth at both Cable and Broadcasting. Higher affiliate revenue was driven by seven points of growth due to higher rates, partially offset by about a three point decline due to a decrease in subscribers.

At the Studio, first quarter results were modestly lower compared to last year as growth in theatrical distribution was offset by lower operating income in our home entertainment and television distribution businesses. Our theatrical business had another solid quarter due to the strong performances of Star Wars: The Last Jedi, Thor: Ragnarok, and Coco. Star Wars: The Last Jedi is our third Star Wars film, and through today these three films have collectively generated over $4.4 billion in global box office.

Lower home entertainment operating income reflects lower unit sales driven by the strong performance of Finding Dory last year compared to Cars 3 in Q1 this year. Lower television distribution results were primarily due to a decrease in pay television driven by the domestic availability of two key titles in Q1 last year, Captain America: Civil War and Jungle Book, compared to one key title, Guardians of the Galaxy Vol. 2, in Q1 this year.

At Consumer Products & Interactive Media, lower segment operating income in the quarter was driven by a decrease in merchandise licensing, partially offset by growth in our games business due to the performance of Star Wars Battlefront II.

During the first quarter, we repurchased 12.8 million shares for $1.3 billion. And year-to-date, we’ve repurchased 17.6 million shares for approximately $1.8 billion.

Earlier I quantified two impacts of tax reform to our Q1 results: first, the $1.6 billion one-time net benefit driven primarily by the revaluation of our deferred tax liability; and second, a $0.22 benefit in the quarter due to the lower statutory rate. As I mentioned earlier, our applicable federal statutory tax rate is 24.5% for Fiscal 2018; the applicable federal rate is 21% for future years. In recent years, our effective tax rate has closely mirrored the statutory rate, and we continue to expect that to be the case going forward.

As we look to the second quarter, there are a few factors I’d like to highlight that will influence Q2 comparisons.

We expect Cable expense growth to be up mid-teens, reflecting the consolidation of BAMTech and higher programming expenses at ESPN primarily due to the timing of the college football semifinal games. There is no change in our full-year Cable expense growth forecast of high-single digits driven by BAMTech, and up low-single digits on a comparable basis.

At Broadcasting, results will reflect a $55 million decline in operating income from program sales due largely to the timing of domestic SVOD and international sales.

At the Studio, I’ll remind you we had a very strong second quarter last year due to the performance of Beauty and The Beast and the carryover performance of Rogue One and Moana. We also have two releases this quarter versus one in the prior year which will drive higher marketing expenses. So while we are excited about the release of Black Panther and A Wrinkle in Time, these factors create a very difficult comparison at Studio Entertainment.

And finally, last month we announced a one-time bonus to 125,000 cast members. We expect roughly half of the forecasted expense, or about $55 million, to fall in the second quarter, with roughly $40 million recorded at Parks and Resorts.

And with that, I’ll now turn the call over to Lowell for Q&A.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
All right. Thanks, Christine. Once again, I want to apologize for the late start. We had an issue with our vendor's network, and I think that's why some of you had difficulty dialing in. We're glad you're now with us. And with that, operator, we're ready for the first question.

Operator
(Operator Instructions) Our first question comes from Ben Swinburne from Morgan Stanley.

Ben Swinburne - Analyst, Morgan Stanley
Bob, could you talk a little bit more about the ESPN product coming to market, particularly what are you doing behind the scenes on the technology side? And in terms of personalization to really change what the consumer experience is? And how does that translate eventually to the large screen? You talked about a mobile UI, but obviously sitting back on the couch and watching live events on a large screen is a big part of the sports experience. So is this also being built to grow and be engaged with on the big screen?

And then, Christine, just if I could come back to tax for a second. Do you have any guidance for us on cash taxes? And I'm wondering, in particular, whether your capital spending will qualify for accelerated depreciation, particularly at the Parks, given the changes in the tax law.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
So, the technological guts behind the entire ESPN online -- or app -- experience is being completely, completely redone. And so the app that we are launching sometime this spring, we didn't give a specific date, will be a completely new app. The app itself will have three primary features, as I've been saying, but I'll go over them one more time because I want to drill down on a couple of them.

The first is the obvious, it will have tons of scores and highlights and new stories about sports. And that will be highly personalized, both implicit and explicit, so it's going to use BAMTech engine, data collection, data management, and all of the bells and whistles from a personalization / customization perspective that that can provide. That will, by the way, be evidenced in both video as well as in the -- basically, the written word that's presented, the stories that are presented. Customizable, obviously, by teams, by locations, by general interest, but also the, basically, machine learning elements of it will enable the app to determine what someone is interested in and feed them more of that as they use the app more.

The second feature is live streaming of the networks themselves. That's under authenticated circumstances, and so if you are a subscriber to an existing service or if you want to subscribe in the future, you'll be able to use it to stream ESPN1, ESPN2, ESPNU, et cetera. There, if you want to watch it on a small screen, a mobile screen, obviously the app will provide that, the Watch app does that, but you can also, as you know, use a variety of different devices. I happen to use Apple TV or AirPlay -- I use Apple TV to access the app, but you can also AirPlay it directly from your mobile device to a large television.

And then of course the third feature is going to be this Plus feature, we're actually calling it ESPN+ because it's offering an incremental thousands of hours of live sports programming basically to the ESPN experience, and then in addition to that, that will be the home of the 30 for 30 series, the entire library of 30 for 30 product will be on there. We'll continue to invest in original and exclusive content just for the app. So it's a 3-in-1, completely new experience, new technology, and it will basically enable people to access ESPN just about any way imaginable. And we're not only excited about it, but if anything points to what the future of ESPN looks like, it will be this app and the experience that it provides.

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
Okay, Ben, on your question regarding cash taxes. In the last few years, our cash taxes have generally been a little lower than our book taxes, and we expect the cash taxes to continue to be somewhat lower than book taxes over the next few years. That's due in part to the accelerated cost recovery of U.S. investments, the most significant of which would be in our Parks, and also for film and television production. And I just want to point out that that accelerated cost recovery is set to phase out after five years. Most of our domestic parks assets will be eligible for full expensing at the time they go into service.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Ok Ben thanks. Operator next question please.

Operator
The next question comes from Michael Nathanson with MoffettNathanson.

Michael Nathanson - Analyst, MoffettNathanson

Bob, I have two for you. One, could you talk a bit now that BAMTech is integrated into Disney, how is it being run? Is it a separate division that kind of sets OTT strategy? Or is it integrated into Media Networks, where the strategy is set by maybe operating divisions? And does that change when you acquire Fox?

And secondly, when you talk about Lucasfilm acquiring, hiring Benioff and Weiss, they have an amazing track record, why not focus that energy on making a serialized drama that maybe works better for SVOD and builds value over time versus films? So how do you think about the allocation of talent for film versus TV?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
BAMTech is part of our Media Networks because it's Media Networks that BAMTech is primarily providing services to, and so it will power a number of different sort of go-to-consumer experiences. And I can't really say what we will do post the regulatory approval on the Fox acquisition, we're looking at a number of different organizational opportunities in terms of how we structure. Clearly, we're interested in some form of conformity when it comes to technology. When I mean conformity, I just mean basically being more efficient and being more consistent and using basically our best talent and basically the best technology that we have across as many businesses as possible.

In terms of how the product is actually created, BAMTech largely is responsible for the technological underpinning on audience management, to some extent some sales as well because they have a lot of experience not just in how to create these experiences, but also collecting user data, managing customer acquisition, customer retention, billing, and then all the necessary dynamics or technology needed for far more dynamic advertising opportunities and experiences. So the editorial side of ESPN will still flow through ESPN, working in conjunction with BAMTech, but the technology side is largely BAMTech's responsibility.

On the Lucasfilm question that you asked on David Benioff and Weiss, their interest was in creating a series of films that are Star Wars-based. We've actually been talking to them for a long time, and to my knowledge they didn't express interest in creating a series. So what they have -- an idea about a number of films, and at some later date I'm sure we'll disclose to all of you just what those are. They are focused on a point in time in the Star Wars mythology and taking it from there.

We are developing not just one, but a few Star Wars series, specifically for the Disney direct-to-consumer app. We've mentioned that and we're close to being able to reveal at least one of the entities that's developing that for us, but because the deal isn't completely closed, we can't be specific about that. But we are pleased with the level of interest among the creative community in creating, not just Star Wars, but other series for this Disney app. And I think you'll find that the level of talent that will be on the -- call it, the television front, will be rather significant as well.

Michael Nathanson - Analyst, MoffettNathanson
Thanks Bob.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thank you Michael. Operator next question please.

Operator
The next question comes from Jessica Reif from Bank of America Merrill Lynch

Jessica Reif - Analyst, Bank of America Merrill Lynch
Just a couple. First, Bob, you kind of alluded to some of the positives of Fox besides the costs that you guys outlined in the past. Can you talk about how you're thinking about some of the revenue benefits from integrating Fox, particularly on the production side?

And then on the Theme Parks side, can you give us any color on the Toy Story Lands? How big it will be, meaning number of attractions, rides? And do you think of it in the way -- in terms of impact -- the way Cars Land or Pandora impacted lower-attended gates, will it even out attendance? How do you -- how are you thinking about it?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
I'll start with the second part. We're building two Toy Story Lands. One will open in late April in Shanghai, we broke ground on that I think actually before we actually opened Shanghai. And other one is being built in Orlando, and that will be open at some point later this year, but we have not announced the date. They're both large lands, they're not as large as the Star Wars Lands that we're building, I'm not 100% sure how they compare in size to Cars Land, but they all will have multiple attractions and other experiences and given the fact that that franchise is still quite popular - you know we're making a fourth Toy Story film that comes out in 2019 -- we feel good about. They're large in size, 10 acres I'm being told versus 13 acres for Cars Land. So they are not quite as large, but they are large enough. We feel good about that and they'll have very, very distinct IP from Toy Story. So in other words, people will know exactly what the experience is going to be, we basically immerse you in a toy world.

To your first question, I think the way to look at the revenue opportunities as -- particularly as it relates to production, is to consider the fact that what we're buying here is significant production capabilities and with that, the talent to produce on our behalf. The production or the output that we're buying from those entities will flow through our Studio in both the tentpole movie direction, but also in -- call it, the specialty movie direction, the Fox 2000 and Fox Searchlight businesses, as for instance. And there is also capability there to make films for direct-to-consumer experiences.

In addition to that, Fox has had significant success on the television studio front -- Modern Family, This is Us, two very specific examples of that -- as well as on the FX studio front, where they produce a number of the series that are on FX. And so we will, as a company, when combined, have far more production and obviously production capability to flow into our traditional distribution businesses, that being TV channels and the motion picture exhibition business, as well as the capability to create product for our direct-to-consumer businesses. And we're really -- and this is, I think, needs to be considered on a global basis. So it obviously has application well beyond just domestic consumption or domestic distribution platforms.

Jessica Reif - Analyst, Bank of America Merrill Lynch
Thank you.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thanks Jessica. Operator next question please.

Operator
Our next question comes from Alexia Quadrani with JP Morgan.

Alexia Quadrani - Analyst, JP Morgan Securities
Bob, just on the Studio, I mean you guys have been such a standout in the box office these past few years and the pipeline continues to look so strong given the tracking and early reviews of Black Panther. I guess, how should we think about the value of the Studio output deal in terms of a differentiator or driver for the Disney streaming when you launch in 2019? And does that become even more meaningful as the home entertainment window continues to wane?

And then Christine, just a follow-up. Last quarter, I believe you said you expected Hulu to be about $100 million worst in Fiscal 2018 than last year. Is that still a good number to use?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
So Alexia, as you know, the Netflix deal -- the Netflix output deal expires with the 2018 slate. They will have rights to the films that were made in 2016, 2017, 2018 for quite a long period of time thereafter, with a window for us to use them ourselves that falls within the period of time, or the tail that they'll have those rights. The films that our Studio makes in 2019 and beyond will be sublicensed or licensed to our own platform, and that will include the Marvel, Pixar, Disney, and Lucasfilm films, and we'll talk at a later date about our intentions regarding the Fox studio output, but obviously Hulu is a possibility in that regard. But they have an existing output deal already with HBO that will last longer than, by a few years, the deal that we have with Netflix.

But it's ultimately our intention, and this acquisition clearly will enable this even more, to create and to ultimately grow a global direct-to-consumer business that will take advantage of the production output that the combined companies will have, whether it's on the television side or on the network side, and we fully hope to actually expand our production of intellectual property under those different umbrellas -- Studio and television -- to feed multiple channels, and in particular direct-to-consumer businesses that we own.

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
Alexia, thanks for the question on Hulu. You're right that we said at our November year-end call that we expected Hulu to come up with about a $100 million greater loss year-over-year. And we now expect that equity loss for the year to be approximately $250 million higher than last year. And the best way to think about that, how it's going to fall, you can expect about 1/3 of that to impact our Q2 results. So the increase is largely related to the content licensed from Hulu's equity owners, and as one of the equity owners, our portion of these incremental costs will largely be recouped by ABC's program sales as well as affiliate revenues to some of our various networks.

Alexia Quadrani - Analyst, JP Morgan Securities
Thank you very much.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thanks Alexia. Operator next question please.

Operator
Our next question comes from Todd Juenger with Sanford Bernstein.

Todd Juenger - Analyst, Sanford Bernstein and Company
I'll take my two if you'll indulge me. It's going to be the farthest you made it through an earnings calls in years without somebody asking about Pay-TV subs, so I'm sorry to do this to you, I really am, but I have to ask -- it's really just a slight clarification -- Bob, I think you were on CNBC after hours saying -- I think you used the word that maybe industry sub losses, or sub losses for you were moderating a bit, I think, I don't want to put words in your mouth. But then Christine, when you sort of laid out the sub loss, I think you said minus 3% effect on Cable Networks, which is the same as the minus 3% last quarter. So I suppose we're just talking about rounding here in terms of a moderation, but not enough to change that number. Just wanted to confirm that because I think it's still important.

And the second quick one, Christine, on the Parks you laid out a lot of things going on there and I appreciate that. I don't think I heard Shanghai called out, I apologize if I missed it. Would love, if you will -- if you did -- if you could just share something on that. How is it -- is the revenue up or down? Is attendance up or down? Is OI up or down? That sort of thing. Anything you can share would be great.

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
Okay. First, I'd like to just touch on the subs comments. So as you noted, we did have growth of 7% from contractual rates and a decrease of 3% in our sub count for the quarter. And the 3% versus 3% is due to rounding, but I would also say that we did see a modest sequential improvement in Q1, which is the second consecutive quarter that we've seen this trend, and the growth is being driven by adoption of the digital MVPD platforms.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
And just to add to that, Todd, what we're seeing is very encouraging in terms of the digital platforms. I mentioned on the CNBC interview that we're noticing that people are coming into basically the multichannel world, or subscribing, that were previously considered cord nevers. Clearly the lower price, the fewer channels, and the more sort of mobile-first and improved, basically, user experience are all having an impact on attracting new consumers. And we believe the trends in terms of growth in the new over-the-top or digital platforms will continue. And hopefully, they'll continue to offset, because the growth is getting compelling, the losses on the traditional side.

On the Shanghai front, I think there are a few things there. We didn't note it because Shanghai has had just a great year, including some days where they’ve just had unbelievable records, well over 60,000 -- I think 65,000, 68,000 in attendance on one day in October. And the comparisons to a year ago are relatively similar because we’ve just had a great year consistently. It was announced in December that we're taking our prices up. We're actually going to a three-tier pricing strategy, and that will have some impact on the bottom line going forward provided attendance continues to be strong, which we fully expect it will. And then we open Toy Story Land there in late April -- April 26th -- and so that will represent an opportunity in terms of more capacity. And we have on the drawing board a number of other potential expansions. We've got some discussions underway with our partners there to address some of that in the months and then, of course, the years ahead. But Shanghai is doing quite well.

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
And Todd, I'll just add a little bit more of year-over-year comparisons for Shanghai. And once again, the Parks had such a strong quarter, we had so many records in quarterly OI and revenue numbers, Shanghai -- not to not pay attention to them -- but they, too, had growth; they had growth in attendance, guest spending, revenue, and operating income. And the new pricing system that Bob referenced does take place on June 6th.

Todd Juenger - Analyst, Sanford Bernstein and Company
Thanks.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thank you Todd. Operator next question please.

Operator
Our next question comes from Steven Cahall with RBC Capital Markets.

Steven Cahall - Analyst, RBC Capital Markets

My question is just kind on how you're going to use some of your incremental cash flow you've got from tax reform, both the rate going down and the accelerated depreciation, and you've talked about a couple of billion of synergies with the transaction. And then Bob, you said you're looking to create and grow a global direct-to-consumer business and your biggest competitor there just continues to increase the amount of cash they're spending on original content. So when we think about some of the incremental cash that you're going to have at hand, how do you think about how many billions of that you need to put back into these direct-to-consumer enterprises to be competitive and to grow at the global scale you want to be at?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Well, in the earlier interview that I did on CNBC I was asked a similar question. You know we've had a real blend in terms of how we've allocated our capital -- increased dividends, continued share buybacks, actually got more aggressive in the last few years, and then investing both in acquisitions and in organic growth, Theme Parks being a great example of that with the expansion that we've talked about, not just by the way Shanghai, but the expansion of every park and every resort around the world, and then the commitment to build three new cruise ships, and that's all benefited us greatly. As we look forward, we believe that you'll see a similar blend, except as I said earlier, too, with the acquisition of 21st Century Fox, I think you can check that box off for a while, I don't think we're going to be in the market looking to acquire for quite a long period of time.

In terms of how we might allocate the other capital, I think you have to look at the film and television production as investment in organic growth, in this case it will be aimed at growing our presence on direct-to-consumer platforms. We have not been specific yet about what incremental spend that will be. I think we were looking to say something more about that around this time of year, but since the acquisition of 21st Century Fox, that's going to shift. And until we get closer to full regulatory approval and essentially absorbing those assets, we'll probably -- I'm not likely to say something specific.

What we do have that's very, very interesting that we're quite mindful of as we take these direct-to-consumer properties to market, is we have the benefit of these wonderful brands. So if you look at the Disney direct-to-consumer product, which is not in the market and you haven't seen it yet, and you consider that it will be populated in terms of product by Disney, Marvel, Pixar, Star Wars product -- we have an opportunity to spend more on original product of course, but not necessarily to go in the volume direction, say, that Netflix has gone, because we have this unique brand proposition and the demand for those brands, we believe, will give us the ability to spend less on volume. Not to suggest that we're going to be low, because we obviously are going to need enough critical mass from a product perspective, but when you go to market with Star Wars movies, Disney movies, Pixar movies, Marvel-branded, and branded television shows under those umbrellas, in some cases using very well-known IP. We're developing a Monsters series, we're developing a High School Musical series, we're developing a Star Wars series, just to name a few -- that will give us the ability to probably spend less than if we had gone to market with a direct-to-consumer service without these brands.

Steven Cahall - Analyst, RBC Capital Markets
Maybe just to follow-up with Hulu, just a similar question. Do you feel like because that is more of a broader -- to use your term -- volume platform, is it at the right level of original content or total content spending? Or do you see needing to be more aggressive there as well?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Now we're a 30% owner of Hulu right now, and we have not chosen to speak on Hulu's behalf on such matters. They have been increasing not only the amount of product that they've licensed, but the amount of product that they produce, and with some considerable success, Handmaid’s Tale probably being the most recent example of that. So they're ramping up their volume. They're also packaging the subscription service with the -- the subscription SVOD service with the multichannel service, and that product is doing quite well. I know they mentioned that they had in excess of 17 million subs, and we're not going to update that. We'll leave it to their team if and when they choose to do so. But that will give them the ability to continue to increase volume by going to market with a slightly different set of products, the channels being the differentiator.

There's an opportunity, obviously, when we own more production capability to create more for those platforms, but we don't have anything specific to address at this point.

Steven Cahall - Analyst, RBC Capital Markets
Thank you

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Steven Thank you. Operator next question please.

Operator
The next question comes from Jason Bazinet with Citigroup.

Jason Bazinet - Analyst, Citigroup
Just a quick question for Ms. McCarthy. I think your Studio historically has been a bit unique and that you don't use co-financing to de-risk the business. As you think about the pro forma entity with Fox, have you all made a decision about whether or not you'll continue that practice? And if you don't, is there any sort of guidance you can tell us in terms of what the implication might be financially?

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
Well, obviously, we'll honor all deals that the Fox studios have in place. We've made no decision -- this is Bob, not Ms. McCarthy, Jason. We will assess those deals once the Studio is absorbed. As a company, we've stayed away from co-financing for a variety of reasons. One, we've had plenty of access to capital at very low cost; secondly, we've always believed that sort of in for a penny, in for a pound in the movie business. You take risks every time you make a film, but as we've proven the last probably half a dozen years, there's considerable upside when you make them well, and we don't like sharing upside. So I think probably more likely than not that you won't see new deals, but obviously we will be respectful of and honor deals that are in place.

Jason Bazinet - Analyst, Citigroup
Understood, thank you.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thanks Jason. Operator next question please.

Operator
Our next question comes from Marci Ryvicker with Wells Fargo.

Marci Ryvicker - Analyst, Wells Fargo
Bob, you mentioned you’ve started conversations with your regulators as it relates to 21st Century Fox. So has this changed at all your view on timing of when the deal could close? And then second question, any update on trends in Consumer Products? I know this was a bit of a sore spot due to tough comps but any comment on potential profitability this fiscal year or any updates would be great.

Bob Iger - Chairman and Chief Executive Officer, The Walt Disney Company
We don't really have any update on the regulatory front. We're going through the process, which is significant because of the number of jurisdictions that we have to file in and the size and the complexity of this deal. And as much as we'd love to be at a point where it would gain regulatory approval and we're integrating the companies, we've known from the absolute beginning just how patient we have to be in this regard. So there is nothing to update you on there. You want to take the Consumer Products, Christine?

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
So in Consumer Products, this quarter there was -- and we told you about this, that it was going to happen back in November -- but we did have a shift from Q1 into Q2 of the timing of recognition of a minimum guaranteed shortfall. And the reason that occurred was because of the way the calendar ended. The contracts end on the end of the period, which would be 12/31, and our quarter ended on December 30th. So there's a shift from Q1 into Q2, which impacted their operating income this quarter. Also, I just would mention for Q2, when you're looking at it, we did have the benefit of some licensee settlements that we called out in our press release last year, so that's going to be a comparability factor in Q2. But getting back to your other question on the business overall. For the balance of the year, we're very confident in our film slate and the associated IP and how it will impact our Consumer Products business. We have Star Wars: The Last Jedi out now, we'll have Solo out in the spring, we have four Marvel movies

-- Thor, which has already come out, the other three, Black Panther, Avengers, and Ant-Man and the Wasp. And this summer, we also have a highly anticipated Pixar film, Incredibles 2. So all of those things, we think, are going to bode well for the business. I'd also like to mention that Star Wars was the #1 toy franchise over this past holiday period as well.

Marci Ryvicker - Analyst, Wells Fargo
Thank you.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Thank you Marci. Operator we are going to take one more question.

Operator
Thank you so much. It looks like our final question comes from Barton Crockett with B. Riley FBR.

Barton Crockett - Analyst, B. Riley FBR
Thanks for taking the question. I was interested in the ad trend at ESPN, which was a little bit lighter than I was expecting. You talked an 11% decline and 7% normalized, pacing flat for the March quarter I think, including the benefit of the game shift. And I was just wondering if you could elaborate a little bit on what's going on there? Is that ratings driven? Or is there some category that's being lost? Is it anything to do with some of the controversy around the NFL? And what would the normalized kind of pacing be in the March quarter if you adjust it for the games shift like you did in the December quarter?

Christine McCarthy - Senior Executive VP and Chief Financial Officer, The Walt Disney Company
If you adjust it for the games, Barton, the pacing would be down a little bit. But right now, Q2 ad sales are comparable to where they were in the prior year. One of the factors that's impacting us in the sports marketplace is the Winter Olympics. It's obviously driving an increase in sports inventory, and that's one of the factors that's having an adverse impact on our ad sales in Q2.

Barton Crockett - Analyst, B. Riley FB&R
Thank you.

Lowell Singer - Senior Vice President, Investor Relations, The Walt Disney Company
Ok thanks, Barton. And thanks, again, everyone for joining us today. Note that a reconciliation of non-GAAP measures that were referred to on this call to equivalent GAAP measures can be found on our Investor Relations website.

Let me also remind you that certain statements on this call, including financial estimates and statements as to the expected timing, completion, and effects of the proposed transaction, may constitute forward-looking statements under the securities laws. We make these statements on the basis of our views and assumptions regarding future events and business performance at the time we make them, and we do not undertake any obligation to update these statements. Forward-looking statements are subject to a number of risks and uncertainties, and actual results may differ materially from the results expressed or implied in light of a variety of factors, including factors contained in our Annual Report on Form 10-K, other Securities and Exchange commission filings we make in connection with the proposed transactions, and in our other filings with the SEC.

This concludes today's call. Have a good afternoon, everyone

Operator
Thank you, ladies and gentlemen. This concludes today's conference call. We thank you for participating. You may now disconnect.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas New York, NY 10036 Attention: Investor Relations 1 (212) 852 7059	c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717 Attention: Disney Shareholder Services 1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Forward-Looking Statements

Management believes certain statements in the foregoing materials may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Management does not undertake any obligation to update these statements.
Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Company, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the Company’s control, including:

•	changes in domestic and global economic conditions, competitive conditions and consumer preferences;

•	adverse weather conditions or natural disasters;

•	health concerns;

•	international, political, or military developments; and

•	technological developments.
Such developments may affect entertainment, travel and leisure businesses generally and may, among other things, affect:

•	the performance of the Company’s theatrical and home entertainment releases;

•	the advertising market for broadcast and cable television programming;

•	demand for our products and services;

•	expenses of providing medical and pension benefits;

•	income tax expense;

•	performance of some or all company businesses either directly or through their impact on those who distribute our products;

•	the proposed transaction with 21CF.
Additional factors are set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 under Item 1A, “Risk Factors,” and subsequent reports